Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
by and among
PRA INTERNATIONAL,
GG HOLDINGS I, INC.
and
GG MERGER SUB I, INC.
Dated as of July 24, 2007

i

EXHIBITS

Exhibit A	Form of Limited Guaranty

Exhibit B	Form of Voting Agreement

Exhibit C	Form of FIRPTA Certificate

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER, dated as of July 24, 2007 (this “Agreement”), is by and among PRA International, a Delaware corporation (the “Company”), GG Holdings I, Inc., a Delaware corporation (“Parent”), and GG Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Buyer Parties”).
RECITALS
          WHEREAS, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement, with the Company surviving the Merger as a wholly-owned subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
          WHEREAS, the Special Committee (as hereinafter defined) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and resolved to recommend to the board of directors of the Company (the “Company Board”) that it approve and declare advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) recommended that the Company Board recommend adoption of this Agreement by the Company’s stockholders and (iv) directed that this Agreement be submitted to the Company Board for its approval and recommendation that the Company’s stockholders adopt this Agreement;
          WHEREAS, the Company Board (upon the recommendation of the Special Committee) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the Company’s stockholders for their adoption and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement;
          WHEREAS, the board of directors of Merger Sub has unanimously approved this Agreement and the board of directors of Parent, and Parent, as the sole stockholder of Merger Sub, in each case, has approved and adopted this Agreement and the transactions contemplated hereby, including the Merger;
          WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein;
          WHEREAS, concurrently with the execution of this Agreement, Genstar Capital Partners V, L.P., an affiliate of Parent and Merger Sub (“Guarantor”), has entered into a Limited Guaranty (the “Limited Guaranty”), substantially in the form attached as

Exhibit A to this Agreement in favor of the Company with respect to certain of the obligations of Parent and Merger Sub arising under, or in connection with, this Agreement; and
          WHEREAS, concurrently with the execution of this Agreement, the Company, Genstar Capital Partners III, L.P. and Stargen III, L.P. have entered into a voting agreement (the “Voting Agreement”), substantially in the form attached as Exhibit B to this Agreement.
          NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.01 Definitions.
          (a) For purposes of this Agreement:
          “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and shall not prohibit the Company from providing information to Parent which the Company is required to provide pursuant to Section 7.03.
          “Action” means any claim, action, suit, proceeding, arbitration, mediation or investigation as to which written notice has been provided to the applicable party.
          “Affiliate” or “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
          “beneficial owner” or “beneficial ownership”, with respect to any Company Common Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.
          “Business Day” or “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in New York, New York.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Company Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving the Company or any Company Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated assets of the Company and the Company Subsidiaries, (c) issue, sale or other disposition by the Company of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding voting equity securities of the Company, (d) tender offer or exchange offer in which any Person or “group” (as such term is used under the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding Company Common Shares, or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include (i) the Merger or any of the other transactions contemplated by this Agreement, or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among the Company and one or more Company Subsidiaries or among Company Subsidiaries.
          “Company Bylaws” means the Amended and Restated Bylaws of the Company, as in effect immediately prior to the Merger Effective Time.
          “Company Charter” means the Restated Certificate of Incorporation of the Company, as amended.
          “Company Common Shares” means the shares of common stock, par value $0.01 per share, of the Company.
          “Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement.
          “Company Superior Proposal” means a bona fide Company Acquisition Proposal (on its most recently amended and modified terms, if amended and modified), but for purposes of this definition, references to 20% in the definition of “Company Acquisition Proposal” shall be deemed to be references to 50%, made by a Third Party that the Company Board determines in its good faith judgment (after consultation with its financial and legal advisors) to be (i) more favorable to the stockholders of the Company from a financial point of view than the Merger and (ii) reasonably capable of being completed taking into account all financial, legal, regulatory and other aspects of such Company Acquisition Proposal as the Company Board shall consider relevant.
          “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
          “Disclosure Schedules” means, collectively, the Company Disclosure Schedule and the Parent Disclosure Schedule.

          “Employee Stock Purchase Plan” means the Company’s 2005 Employee Stock Purchase Plan.
          “Environmental Law” means any Law relating to the environment, natural resources, or safety or health of human beings or other living organisms, including the manufacture, distribution in commerce and use or Release of Hazardous Substances.
          “GAAP” means generally accepted accounting principles as applied in the United States.
          “Go-Shop Termination Fee” means $7,900,000.00.
          “Governmental Authority” means any national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.
          “Hazardous Substances” means any pollutant, contaminant, hazardous substance, hazardous waste, medical waste, special waste, toxic substance, petroleum or petroleum-derived substance, waste or additive, radioactive material, or other compound, element, material or substance in any form whatsoever (including products) regulated, restricted or addressed by or under any applicable Environmental Law.
          “Intellectual Property” means (i) patents, patent applications and invention registrations of any type, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets and know-how.
          “knowledge of the Company” or “knowledge” when used in reference to the Company means the actual knowledge of those individuals listed on Section 1.01(a) of the Company Disclosure Schedule.
          “Law” means any United States national, state, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.
          “Liens” means with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest or encumbrance of any kind in respect to such asset.
          “Management Stock Purchase Plan” means the Company’s Management Stock Purchase Plan.
          “Marketing Period” shall mean the first period of 20 consecutive business days during and at the end of which (A) Parent and its financing sources shall have the Required Information, (B) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 8.02(a) and 8.02(b) (other than the receipt of the certificates referred to in Section 8.02(c)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20-consecutive-business-day period, and (C) the conditions set forth in Section 8.01 shall be satisfied; provided, that (x) the Marketing Period shall end on any earlier date that is the date on which the debt financing is consummated; (y) for purposes of calculating such 20-consecutive-business-day period, August 17 through September 3 and December 15 through January 8 shall not be counted or taken into account; and (z) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (1) the Company’s independent registered accounting firm shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence any earlier than the time at which a new audit opinion in customary form is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Parent, (2) the Company shall have publicly announced any intention to restate any of its financial information, in which case the Marketing Period shall not be deemed to commence any earlier than the time at which such restatement has been completed and the Company SEC Reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, (3) the Company shall have failed to file any report with the SEC by the date required under the Exchange Act (provided that any filing that is deemed timely filed pursuant to Rule 12b-25 under the Exchange Act shall be deemed timely filed), in which case the Marketing Period shall not be deemed to commence any earlier than the time at which all such reports have been filed or (4) the financial statements included in the Required Information that is available to Parent on the first day of any such 20-consecutive-business-day period would not be sufficiently current on any day during such 20-consecutive-business-day period to permit (a) a registration statement using such financial statements to be declared effective by the SEC on the last day of the 20-consecutive-business-day period or (b) the Company’s independent registered accounting firm to issue a customary comfort letter to purchasers (in accordance with its normal practices and procedures) on the last day of the 20-consecutive-business-day period, then a new 20-consecutive-business-day period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit the actions described in (a) and (b) on the last day of such 20-consecutive-business-day period.
          “Material Adverse Effect” means, with respect to the Company, (i) an effect, event, development or change that is materially adverse to the business, results of operations and financial condition of the Company and the Company Subsidiaries, taken as a whole, other than any effect, event, development or change arising out of or resulting from (a) a decrease in the market price of Company Common Shares (but not any effect, event, development or change underlying such decrease to the extent that such effect, event, development or change would otherwise constitute a Material Adverse Effect), (b) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (except to the extent such effect, event, development or change affects the Company or the Company subsidiaries in a materially disproportionate manner as compared to other similarly situated enterprises), (c) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the contract research organization industry in which the Company and the Company Subsidiaries conduct their business (except to the extent such effect, event, development or change affects the Company or the Company Subsidiaries in a materially disproportionate manner as compared to other persons or participants in such industry), (d) changes in GAAP, (e) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, venture partners or employees, (f) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (g) earthquakes, hurricanes, floods, or other natural disasters, or (h) any action taken by the Company at the request or with the consent of any of the Buyer Parties (other than with respect to the obligation of the Company to obtain any consents or approvals hereunder), or (ii) any event, circumstance, change or effect that would reasonably be expected to prevent, or materially hinder or delay, the Company from consummating the Merger or any of the other transactions contemplated by this Agreement.
          “Other Filings” means any document, other than the Proxy Statement, to be filed with the SEC in connection with this Agreement.
          “Parent Disclosure Schedule” means the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement.
          “Parent Material Adverse Effect” means any event, circumstance, change or effect that would reasonably be expected to prevent, or materially hinder or delay Parent or Merger Sub from consummating the Merger or any of the other transactions contemplated by this Agreement.
          “Parent Termination Fee” means $23,700,000.00.
          “person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or Governmental Authority, but shall exclude Company Subsidiaries and Significant Company Subsidiaries.
          “Release” means any release, pumping, pouring, emptying, injecting, escaping, leaching, migrating, dumping, seepage, spill, leak, flow, discharge or emission.
          “Representatives” means the respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives of the applicable person.
          “Required Information” means all financial statements, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act and the other accounting rules and regulations of the SEC as may reasonably be requested by Parent of the type and form customarily included in private placement memoranda pursuant to Rule 144A under the Securities Act.
          “Special Committee” means a committee of the Company Board, the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management, formed for the purpose of, among other things, evaluating, and making a recommendation to the full Company Board with respect to, this Agreement and the Merger.
          “subsidiary” or “subsidiaries” of the Company, Parent or any other person means a corporation, limited liability company, partnership, joint venture or other organization of which: (a) such party or any other subsidiary of such party is a general partner; (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such party or by any one or more of such party’s subsidiaries; or (c) at least 50% of the equity interests is controlled by such party.
          “Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, stamp, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, real property, personal property, transfer, registration, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
          “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any amendment thereof and any schedule or attachment thereto.
          “Termination Fee” means $23,700,000.00, except (i) in the event that this Agreement is terminated by the Company pursuant to Section 9.01(h) in order to enter into a definitive agreement with an Excluded Party (whether before or after the Go-Shop Period End Date), or (ii) in the event that this Agreement is terminated by Parent pursuant to Section 9.01(g) in a circumstance in which the event giving rise to the right by Parent to receive a termination fee is based on the submission to the Company of a Company Acquisition Proposal by an Excluded Party, in which cases the Termination Fee shall mean the Go-Shop Termination Fee.
          “Third Party” means any Person other than the Company or any of its subsidiaries.
          “Voting Debt” shall mean bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in the Company or any Company Subsidiary may vote.
          (b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Agreement	Preamble
Benefits Continuation Period	§ 7.04(a)
Buyer Parties	Preamble
Capital Expenditures	§ 6.01(i)
Certificate of Merger	§ 2.03
Claim	§ 7.05(a)
Closing	§ 2.04
Closing Date	§ 2.04
Company	Preamble
Company Board	Recitals
Company Change in Recommendation	§ 7.01(c)
Company Common Share Certificates	§ 3.03(b)
Company Dissenting Shares	§ 3.04(a)
Company Employees	§ 7.04(a)
Company Expenses	§ 9.03(e)
Company Financial Advisor	§ 4.19
Company Intellectual Property	§ 4.12
Company Material Contract	§ 4.16
Company Option Consideration	§ 3.01(c)
Company Preferred Shares	§ 4.03(a)
Company Recommendation	§ 7.01(c)
Company SEC Reports	§ 4.07(a)
Company Stock Awards	§ 4.03(b)
Company Stockholder Approval	§ 4.04(a)
Company Stockholders’ Meeting	§ 7.01(c)
Company Stock-Based Awards	§ 3.01(d)
Company Stock Options	§ 3.01(c)
Company Subsidiary	§ 4.01(b)
Confidentiality Agreement	§ 7.02(b)
Contract	§ 4.16(a)
Corporation	§ 2.02(a)
Debt Commitment Letter	§ 5.07(b)
Debt Financing	§ 5.07(b)
Delaware Courts	§ 10.08(b)
DGCL	Recitals
Environmental Permits	§ 4.14(a)
Equity Funding Letter	§ 5.07(b)
ERISA	§ 4.10(a)
ERISA Affiliate	§ 4.10(f)
Exchange Act	§ 4.05(b)
Excluded Party	§ 7.03(b)
Excluded Stockholders	§ 4.20
Expenses	§ 7.05(a)
FDA	§ 4.06(a)
Financing	§ 5.07(b)

Defined Term	Location of Definition
Financing Commitments	§ 5.07(b)
Foreign Antitrust Laws and Approvals	§ 8.01(b)
Go-Shop Period End Date	§ 7.03(a)
Governmental Order	§ 9.01(c)
Guarantor	Recitals
Health Care Laws	§ 4.15(a)
HSR Act	§ 4.05(b)
Incentive Plans	§ 3.01(c)
Indemnified Parties	§ 7.05(a)
IRS	§ 4.10(a)
Lenders	§ 5.07(b)
Limited Guaranty	Recitals
Major Customer	§ 4.17(a)
Merger	Recitals
Merger Consideration	§ 3.01(b)
Merger Effective Time	§ 2.03
Merger Shares	§ 3.01(b)
Merger Sub	Preamble
Multiemployer Plan	§ 4.10(c)
Nasdaq	§ 4.05(b)
New Plans	§ 7.04(b)
Non-U.S. Plans	§ 4.10(a)
Old Plans	§ 7.04(b)
Open Contract	§ 4.17(a)
Outside Date	§ 9.01(b)
Parent	Preamble
Parent Expenses	§ 9.03(b)(iii)
Paying Agent	§ 3.03(a)
Permits	§ 4.06(a)
Proxy Statement	§ 4.05(b)
Regulatory Law	§ 7.07(e)
Rights Agreement	§ 4.21(a)
SEC	§ 4.05(b)
Section 16	§ 7.04(d)
Securities Act	§ 4.03(c)(iv)
Significant Company Subsidiary	§ 4.01(b)
Solicited Person	§ 7.03(a)
Surviving Corporation	§ 2.01
Surviving Corporation Bylaws	§ 2.02(b)
Surviving Corporation Charter	§ 2.02(a)
Surviving Corporation Fund	§ 3.03(a)
Terminated Company Acquisition Proposal	§ 7.03(b)
Termination Date	§ 9.01
U.S. Plans	§ 4.10(a)
Voting Agreement	Recitals

          Section 1.02 Interpretation and Rules of Construction.
          (a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
            (i) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;
            (ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
            (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
            (iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
            (v) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation include any successor to said section;
            (vi) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
            (vii) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
            (viii) references to a person are also to its successors and permitted assigns;
            (ix) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;
            (x) references to monetary amounts are to the lawful currency of the United States;
            (xi) words importing the singular include the plural and vice versa and words importing gender include all genders;

     (xii) time is of the essence in the performance of the parties’ respective obligations; and
     (xiii) time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
          (b) The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule will not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in such Disclosure Schedule, that such information is required to be listed therein or that any such items are material to the Company and its Subsidiaries or to Parent and Merger Sub, as the case may be. The headings, if any, of the individual sections of each such Disclosure Schedule are inserted for convenience only and will not be deemed to constitute a part thereof or a part of this Agreement.
ARTICLE II
THE MERGER
          Section 2.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Merger Effective Time the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”).
          Section 2.02 Charter and Bylaws.
          (a) At the Merger Effective Time, the Company Charter shall be amended so as to contain the provisions, and only the provisions, contained immediately prior to the Merger Effective Time in the Certificate of Incorporation of Merger Sub, except for Article FIRST of the Company Charter, which shall read “The name of the corporation is PRA International (the “Corporation”)” and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter further amended as provided therein or by Law (the “Surviving Corporation Charter”).
          (b) At the Merger Effective Time, the Company Bylaws shall be amended so as to contain the provisions, and only the provisions contained immediately prior to the Merger Effective Time in the Bylaws of Merger Sub and shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, by the Company Charter or by such Bylaws (the “Surviving Corporation Bylaws”).
          Section 2.03 Merger Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Merger Effective Time”).
          Section 2.04 Closing. Unless this Agreement shall have been terminated in accordance with Section 9.01, the closing of the Merger (the “Closing”) shall occur as promptly as practicable, but in no event later than the third (3rd) Business Day, following the satisfaction, or waiver by the party entitled to the benefit of the same, of the conditions set forth in Article VIII (other than conditions which by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) that is the earlier of (x) any Business Day during the Marketing Period as may be specified by Parent on no less than three (3) Business Days’ prior notice to the Company and (y) the final day of the Marketing Period, or at such other time and on a date as agreed to by the parties (the “Closing Date”). The Closing shall take place at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019, or at such other place as agreed to by the parties hereto.
          Section 2.05 Directors and Officers of the Surviving Corporation. From and after the Merger Effective Time, (i) the directors of Merger Sub immediately prior to the Merger Effective Time, as set forth on a schedule delivered by Parent to the Company prior to the Merger Effective Time, shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Merger Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.
ARTICLE III
EFFECTS OF THE MERGER
          Section 3.01 Effects of the Merger on Company Securities. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any capital stock of the Company or Merger Sub:
          (a) Each Company Common Share held in treasury and not outstanding and each Company Common Share that is owned by Parent or Merger Sub immediately prior to the Merger Effective Time shall be cancelled and retired and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.
          (b) Each Company Common Share issued and outstanding immediately prior to the Merger Effective Time (other than Company Dissenting Shares and Company Common Shares to be cancelled in accordance with Section 3.01(a)), shall be converted and exchanged automatically into the right to receive an amount in cash equal to $30.50 per Company Common Share (the “Merger Consideration”), payable to the holder thereof in accordance with Section 3.03. The Company Common Shares that are to be so converted into the right to receive the Merger Consideration are referred to herein as the “Merger Shares”.
          (c) Immediately prior to the Merger Effective Time, each outstanding qualified or nonqualified option to purchase Company Common Shares and each stock appreciation right with respect to Company Common Shares (collectively, the “Company Stock Options”) under any employee or director share option or compensation plan or arrangement of the Company (collectively, “Incentive Plans”), shall become fully vested and exercisable or payable, as the case may be (whether or not then vested or subject to any performance condition that has not been satisfied, and regardless of the exercise price thereof). At the Merger Effective Time, each Company Stock Option not theretofore exercised shall be cancelled in exchange for the right to receive an amount in cash equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise or base price per share, as applicable, of such Company Stock Option, multiplied by the total number of Company Common Shares subject to such Company Stock Option (the “Company Option Consideration”), without interest. Payment of the Company Option Consideration shall be made as soon as practicable after the Merger Effective Time but in any event within three (3) Business Days following the Merger Effective Time, subject to applicable Taxes required to be withheld with respect to such payment.
          (d) At the Merger Effective Time, each right of any kind, contingent or accrued, to receive Company Common Shares or benefits measured in whole or in part by the value of a number of Company Common Shares granted under the Incentive Plans or otherwise (including performance shares, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents) other than Company Stock Options (each, other than Company Stock Options, “Company Stock-Based Awards”), whether vested or unvested, which is outstanding immediately prior to the Merger Effective Time shall cease to represent a right or award with respect to Company Common Shares, shall become fully vested and free of any forfeiture or holding restrictions or performance or other conditions and shall entitle the holder thereof to receive, at the Merger Effective Time, an amount in cash equal to the Merger Consideration in respect of each Company Common Share underlying a particular Company Stock-Based Award, subject to applicable Taxes required to be withheld with respect to such payment.
          Section 3.02 Effects of the Merger on Merger Sub Securities. At the Merger Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be converted into one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
          Section 3.03 Payment of Merger Consideration; Stock Transfer Books.
          (a) Prior to the Merger Effective Time, Parent shall appoint as paying agent a bank or trust company reasonably satisfactory to the Company (the “Paying Agent”). Immediately following completion of the Merger and the cancellation of the

Company Stock Options and Company Stock Based Awards, Parent shall deposit or cause the Surviving Corporation to deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Merger Shares, Company Stock Options, and Company Stock-Based Awards, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid (such cash being hereinafter referred to as the “Surviving Corporation Fund”), and to cause the Paying Agent to make, and the Paying Agent shall make, payments of the Merger Consideration out of the Surviving Corporation Fund to the holders of Merger Shares, Company Stock Options, and Company Stock-Based Awards in accordance with this Agreement. The Surviving Corporation Fund shall be invested by the Paying Agent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies, or a combination thereof, as directed by and for the benefit of the Surviving Corporation; provided, however, that no gain or loss thereon shall affect the amounts payable to the holders of Merger Shares, Company Stock Options, and Company Stock-Based Awards following completion of the Merger pursuant to this Article III. Any and all interest and other income earned on the Surviving Corporation Fund shall promptly be paid to the Surviving Corporation.
          (b) As promptly as practicable after the Merger Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each person who was, as of immediately prior to the Merger Effective Time, a holder of record of the Merger Shares: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates representing the Merger Shares (the “Company Common Share Certificates”) shall pass, only upon proper delivery of the Company Common Share Certificates to the Paying Agent) and (ii) instructions for effecting the surrender of the Company Common Share Certificates in exchange for the Merger Consideration. Upon surrender to the Paying Agent of Company Common Share Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Company Common Share Certificate shall be entitled to receive in exchange therefor, in cash, the Merger Consideration in respect thereof, and the Company Common Share Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Merger Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Merger Shares may be made to a person other than the person in whose name the Company Common Share Certificate so surrendered is registered if such Company Common Share Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.03, each Company Common Share Certificate shall be deemed at all times after the Merger Effective Time to represent only the right to receive upon such surrender the Merger

Consideration. No interest shall be paid or will accrue on any cash payable to holders of Company Common Share Certificates pursuant to the provisions of this Article III.
          (c) Any portion of the Surviving Corporation Fund deposited with the Paying Agent pursuant to Section 3.03(a) to pay for Merger Shares that become Company Dissenting Shares shall be delivered to the Surviving Corporation upon demand; provided, however, that the Surviving Corporation shall remain liable for payment of the Merger Consideration in respect of Company Common Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such shares under the DGCL.
          (d) Any portion of the Surviving Corporation Fund that remains undistributed to the holders of Merger Shares for six (6) months after the Merger Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Merger Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Surviving Corporation Fund remaining unclaimed by holders of Merger Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto. None of Parent, the Paying Agent or the Surviving Corporation shall be liable to any holder of Merger Shares for any such shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.
          (e) If any Company Common Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Common Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Company Common Share Certificate, the Paying Agent shall pay in respect of Merger Shares to which such lost, stolen or destroyed Company Common Share Certificate relate the Merger Consideration to which the holder thereof is entitled.
          (f) At the Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Merger Shares thereafter on the records of the Company. From and after the Merger Effective Time, the holders of Company Common Share Certificates representing Merger Shares shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement, the certificate of incorporation of the Surviving Corporation, or by Law.
          Section 3.04 Company Dissenting Shares.
          (a) Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Company Common

Shares that are issued and outstanding immediately prior to the Merger Effective Time (other than Company Common Shares to be canceled pursuant to Section 3.01(a)) and that are held by holders of such Company Common Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Company Dissenting Shares”) will not be convertible into the right to receive the Merger Consideration, and holders of such Company Dissenting Shares will be entitled to receive payment of the fair value of such Company Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Merger Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Company Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Merger Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Company Common Shares. At the Merger Effective Time, any holder of Company Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence.
          (b) The Company will give Parent (i) notice of any demands or withdrawals of such demands received by the Company for appraisals of Company Common Shares and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands for appraisal. The Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
          Section 3.05 Withholding Taxes. Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth in the Company Disclosure Schedule or the Company SEC Reports filed with or furnished to and publicly available from the SEC prior to the date of this Agreement, other than any forward-looking disclosures set forth in any risk factor section of the Company SEC Reports to the extent such disclosures are primarily cautionary or speculative in nature (it being understood and agreed that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to each other section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other section or subsection reasonably apparent), the Company hereby represents and warrants to the Buyer Parties as follows:
          Section 4.01 Organization and Qualification; Subsidiaries; Authority.
          (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          (b) Each of the Company’s subsidiaries (a “Company Subsidiary”, and each of the Company Subsidiaries that is a “significant subsidiary,” as such term is defined in Rule 1-02 of Regulation S-X under the Exchange Act, a “Significant Company Subsidiary”), together with the jurisdiction of organization of each such subsidiary, the percentage of the outstanding equity of each such subsidiary owned by the Company and each other subsidiary of the Company, is set forth on Section 4.01(b) of the Company Disclosure Schedule. Each Company Subsidiary is a corporation, partnership, limited liability company or trust duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated, organized, validly existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Significant Company Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. Each of the Company Subsidiaries is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 4.01(b) of the Company Disclosure Schedule, each of the Company Subsidiaries is a direct or indirect wholly-owned subsidiary of the Company.
          Section 4.02 Organizational Documents. The Company Charter and Company Bylaws as most recently filed as exhibits to the Company SEC Reports are in full force and effect and no dissolution, revocation or forfeiture proceedings regarding the Company have been commenced.

          Section 4.03 Capitalization.
          (a) The authorized capital stock of the Company consists of 36,000,000 Company Common Shares and 4,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Shares”). As of July 13, 2007, (i) 24,604,112 Company Common Shares were issued and outstanding, all of which are validly issued, fully paid and nonassessable and (ii) 17,716 Company Common Shares were held in the treasury of the Company. As of the date of this Agreement, no Company Preferred Shares are issued and outstanding.
          (b) As of July 13, 2007, 3,628,814 Company Common Shares were reserved for future issuance pursuant to outstanding Company Stock Options, and Company Stock-Based Awards (collectively, the “Company Stock Awards”).
          (c) Except as set forth in Section 4.03(c) of the Company Disclosure Schedule:
            (i) each outstanding share of capital stock of, or other equity interest in, a Company Subsidiary owned by the Company or by another Company Subsidiary is owned free and clear of all Liens;
            (ii) except as set forth in the Company Charter, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary;
            (iii) there are no outstanding contractual obligations of, or other equity interest in, the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company;
            (iv) the Company is under no obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of its securities under the Securities Act of 1933, as amended (the “Securities Act”);
            (v) except as set forth in the Company Charter and the Voting Agreement, there are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares, nor does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares;
            (vi) there are no accrued or unpaid dividends with respect to any Company Common Shares; and

            (vii) there is no Voting Debt of the Company or any Company Subsidiary outstanding.
          Section 4.04 Authority Relative to this Agreement, Validity and Effect of Agreements.
          (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than (i) the approval of this Agreement by the holders of at least a majority of the outstanding Company Common Shares entitled to vote in accordance with the DGCL (the “Company Stockholder Approval”) and (ii) the filing and recordation of the Company Certificate of Merger and other appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.
          (b) The Company Board, by resolutions duly adopted at meetings duly called and held, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and declared its advisability, (iii) recommended that the stockholders of the Company adopt this Agreement, and (iv) directed that this Agreement be submitted for consideration by the stockholders of the Company at the Company Stockholders’ Meeting. The Company has previously provided or made available to Parent true and correct copies of such resolutions.
          Section 4.05 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate the Company Charter or Company Bylaws, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 4.05 have been obtained and all filings and obligations described in subsection (b) of this Section 4.05 have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary, is bound, or (iii) require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any of the terms, conditions or provisions of a Company Material Contract to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, except, with respect to clauses (ii) and (iii) such triggering of payments, Liens, encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          (b) The execution and delivery by the Company of this Agreement does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization of, or filing with or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) if applicable, the pre merger notification requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or other applicable Law, (C) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Merger to be sent to the Company’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”) and other written communications that may be deemed “soliciting materials” under Rule 14a-12, (D) any filings required under the rules and regulations of Nasdaq (“Nasdaq”), and (E) the filing of the appropriate merger documents as required by the DGCL, or (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          Section 4.06 Permits; Compliance with Laws.
          (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals, registrations and orders of any Governmental Authority, including all those that may be required by the United States Food and Drug Administration (the “FDA”), the Drug Enforcement Administration or any other federal, state, local or foreign agencies or bodies engaged in the regulation of pharmaceuticals, medical devices, biologics, cosmetics or biohazardous materials, that are necessary for them to own, lease and operate their properties or to carry on their business as it is now being conducted (collectively, the “Permits”), and all such Permits are valid and in full force and effect, and (ii) to the knowledge of the Company, neither the Company nor any Company Subsidiary has violated or is in default of any such Permit in any material respect. To the knowledge of the Company, neither the Company nor any Company Subsidiary has received any notice or communication from any Governmental Authority regarding (i) any actual alleged violation of any Permit or any actual or alleged failure to comply with the requirements of any Permit, or (ii) an actual or threatened revocation, withdrawal, cancellation, material modification or termination of any Permit.

          (b) None of the Company or any Company Subsidiary is, and since January 1, 2005 none of the Company or any Company Subsidiary has been, in violation of any Laws or Permits applicable to the Company or any Company Subsidiary, or by which any property or asset of the Company or any Company Subsidiary is bound, except for any such violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          Section 4.07 SEC Filings; Financial Statements.
          (a) The Company has filed all forms, reports, registration statements, proxy statements and documents (including all exhibits) required to be filed by it with the SEC since December 31, 2004 (the “Company SEC Reports”). The Company SEC Reports (i) filed prior to the date of this Agreement were, as of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last amendment or superseding filing prior to the date hereof, and (ii) filed on or after the date hereof, will be, as of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, in each case, prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder. The Company SEC Reports (x) filed prior to the date of this Agreement did not as of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, and (y) filed on or after the date hereof will not as of their respective dates, or if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, in each case, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. To the knowledge of the Company, as of the date hereof, there are no material unresolved SEC comments.
          (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports, each as amended prior to the date hereof, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year end adjustments). Except for matters reflected or reserved against in the consolidated balance sheet of the Company as of March 31, 2007 (or the notes thereto) included in the Company SEC Reports, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except liabilities and obligations that (i) were incurred since March 31, 2007 in the ordinary course of business consistent with past practice, (ii) are incurred in connection with the transactions contemplated by this Agreement or (iii) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (c) The Company and its subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Each of the Company and its subsidiaries (1) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such entity and its subsidiaries is made known to the management of such entity (or its general partner) by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company SEC Reports, and (2) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and have disclosed to its auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.
          (d) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to the Company.
          Section 4.08 Absence of Certain Changes or Events. Since December 31, 2006, (a) the Company has conducted its business in the ordinary course consistent with past practice and (b) there has not been an event, occurrence, effect or circumstance that has resulted or would reasonably be expected to result in a Material Adverse Effect.
          Section 4.09 Absence of Litigation. There is no Action pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, (x) prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement or (y) have or reasonably be expected to have a Material Adverse Effect. None of the Company or any of the Company Subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
          Section 4.10 Employee Benefit Plans.
          (a) Section 4.10(a) of the Company Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, stock appreciation right, restricted stock unit, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other contracts or agreements to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary other than any such benefit plans, programs, arrangements, contracts or agreements maintained outside of the United States primarily for the benefit of current or former employees, officers, directors or consultants of the Company or any Company Subsidiary working outside of the United States or who worked outside of the United States and which is subject to the laws of any jurisdiction outside of the United States (such plans hereinafter being referred to as “Non-U.S. Plans”) (collectively, the “U.S. Plans”). Neither Company, any Subsidiary nor, to the knowledge of the Company, any other person or entity, has made any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any U.S. Plan or Non-U.S. Plan. The Company has made available to Parent copies, which are correct and complete in all material respects, of the following: (i) the U.S. Plan and Non-U.S. Plan documents (and all amendments thereto), (ii) the annual report (Form 5500) filed with the Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a U.S. Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a U.S. Plan, (v) the most recent summary plan description for such U.S. Plan (or other descriptions of such U.S. Plan provided to employees) and all material modifications thereto, and (vi) all filings made with any Governmental Authority, including any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.
          (b) Each U.S. Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each U.S. Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and to the knowledge of the Company no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such U.S. Plan or the exempt status of any such trust. There has been no non-exempt “prohibited transaction” (and there will be none as a result of the transactions contemplated hereby) within the meaning of Section 4975(c) of the Code or Section 406 of ERISA involving the assets of any U.S. Plan.
          (c) Neither the Company nor any Company Subsidiary sponsors or has sponsored any U.S. Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, except as required by Section 4980B of the Code. Neither the Company, any of its Subsidiaries or any ERISA Affiliate of the Company is or was during the preceding six years obligated to contribute to any multiemployer plan as defined in Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) and none of the Company, any of its Subsidiaries, or any ERISA Affiliate of the Company has assumed any obligation of any predecessor of the Company, any of its Subsidiaries or any ERISA Affiliate of the Company with respect to any Multiemployer Plan.
          (d) Full payment has been made, or otherwise properly accrued on the books and records of the Company and any Company Subsidiary, of all amounts that the Company and any Company Subsidiary are required under the terms of the U.S. Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due).
          (e) Except as set forth in Section 4.10(e) of the Company Disclosure Schedule, no U.S. Plan, either individually or collectively, provides for any payment by the Company or any Company Subsidiary that would constitute a “parachute payment” within the meaning of Section 280G of the Code after giving effect to the transactions contemplated by this Agreement.
          (f) Neither the Company nor any ERISA Affiliate sponsors or has sponsored in the past six years any U.S. Plan (or United States based pension plan in the case of an ERISA Affiliate) that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. For purposes of this Section 4.10, an entity is an “ERISA Affiliate” of the Company if it would have ever been considered a single employer with the Company under 4001(b) of ERISA or part of the same controlled group as the Company for purposes of Section 302(d)(8)(C) of ERISA.
          (g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each U.S. Plan that constitutes a nonqualified deferred compensation plan for purposes of Section 409A of the Code has been operated in good faith compliance with Section 409A of the Code and all applicable guidance from the Internal Revenue Service.
          (h) Section 4.10(h) of the Company Disclosure Schedule contains a list of each material Non-U.S. Plan. Except as set forth on Section 4.10(h) of the Company Disclosure, each Non-U.S. Plan: (i) has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, (ii) if such Non-U.S. Plan is intended to qualify for special tax treatment, the Non-U.S. Plan meets all requirements for such treatment, provided that failure to qualify for such treatment would reasonably be expected to have a Material Adverse Effect, (iii) if such Non-U.S. Plan is intended to be funded and/or book-reserved, then such Non-U.S. Plan is funded and/or book reserved, as appropriate and required by applicable Laws, based upon reasonable actuarial assumptions under applicable Law of the jurisdiction in which such Non-U.S. Plan is maintained, and (iv) no material liability exists or reasonably could be imposed upon the assets of the Company or any Company Subsidiary with respect to any such Non-U.S. Plan. As of the date hereof, there is no pending or, to the knowledge of the Company, threatened material litigation relating to any Non-U.S. Plan.
          (i) Except as set forth in Section 4.10(i) of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to any collective bargaining agreement, and as of the date hereof, there have been no organizational or representational activities or attempts. There are no unresolved unfair labor practice or labor arbitration proceedings, and no suits, charges, grievances or attorney demand letters, pending or threatened against the Company or any Subsidiary before the National Labor Relations Board, or, to the knowledge of the Company, threatened against the Company or any Subsidiary. There has been no material work stoppage, strike or other concerted action by employees of the Company or any Subsidiary during the past three years. Neither the Company nor any Subsidiary is currently engaged in any material unfair labor practice. The Company and each Subsidiary is in compliance in all material respects with all applicable Laws, Contracts, and employment policies, relating to employment practices, wages, hours, and other terms and conditions of employment, employment standards, human rights, occupational safety, workers’ compensation, immigration, and plant closings. The Company and each Subsidiary has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to its employees, and is not liable in any material respect for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no material pending claims against the Company or any Subsidiary under any workers’ compensation plan or policy or for long term disability.
          Section 4.11 Information Supplied. The information supplied by the Company in writing relating to the Company and Company Subsidiaries to be contained in the Proxy Statement or Other Filings will not, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholders’ Meeting and at the time of any amendment or supplement thereto, and in the case of the Other Filings, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made (or omitted to be made) by the Company or any Company Subsidiary with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein. All documents that the Company is responsible for filing with the SEC in connection with the Merger, or the other transactions contemplated by this Agreement, will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.
          Section 4.12 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) as of the date hereof, there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement of any material Intellectual Property rights of any person by the Company or any Company Subsidiaries for their use of the Company Intellectual Property, (b) to the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries does not infringe any Intellectual Property rights of any person, (c) as of the date hereof, neither the Company nor any Company Subsidiary has made any claim of a violation or infringement by others of its rights to or in connection with the Company Intellectual Property, and (d) to the knowledge of the Company, no person is infringing any Company Intellectual Property.
          Section 4.13 Taxes. Except as set forth in Section 4.13 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:
          (a) all Tax Returns required to be filed by or with respect to the Company or any of its subsidiaries have been duly and timely filed (except those under valid extension) and such Tax Returns are complete, accurate and correct. All Taxes due and payable by the Company or any of its subsidiaries (whether or not shown on such Tax Returns) have been paid. No claim in writing has been received by the Company from a Tax authority in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
          (b) Neither the Company nor any of its subsidiaries has received written notice of any examination, proceeding or audit against, or with respect to any Taxes of, the Company or any of its subsidiaries that is currently pending or proposed.
          (c) Neither the Company nor any of its subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax Returns that is currently in effect.
          (d) Neither the Company nor any of its subsidiaries is a party to or is bound by any Tax sharing, allocation, or indemnification agreement (other than any such agreement exclusively between or among the Company and any of the Company Subsidiaries). Neither the Company nor any of its subsidiaries has ever been a member of an “affiliated group” as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law) other than an affiliated group the common parent of which is the Company.
          (e) The Company and its subsidiaries have timely withheld, collected, deposited or paid all Taxes required to have been withheld, collected, deposited or paid, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor or stockholder.
          (f) True, correct and complete copies of all filed U.S. federal Tax Returns for the Company and its subsidiaries with respect to the taxable years commencing on or after December 31, 2003 have been made available to Parent.

          (g) Neither the Company nor any of its subsidiaries has been a party to a transaction that gives rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the Treasury Regulations thereunder; (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the Treasury Regulations thereunder; or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury Regulations thereunder.
          Section 4.14 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:
          (a) the Company and the Company Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all permits, approvals, identification numbers, licenses and other authorizations required under any Environmental Law to own or operate their assets as currently owned and operated (“Environmental Permits”) and (iii) are in compliance with their respective Environmental Permits;
          (b) there has been no Release or threatened Release of any Hazardous Substance at, on, under or from any real property real property owner or leased by the Company or the Company Subsidiaries or any other location;
          (c) neither the Company nor any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or liable under any other Environmental Law; and
          (d) notwithstanding any other provision of this Agreement, this Section 4.14 sets forth the Company’s sole and exclusive representations and warranties with respect to Hazardous Substances, Environmental Laws or other environmental matters.
          Section 4.15 Compliance with Healthcare Laws. Without limiting the generality of Section 4.06(b) hereof and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:
          (a) The Company and each Company Subsidiary is, and since January 1, 2005 has been, in compliance with all applicable Health Care Laws. For purposes of this Section 4.15(a), “Health Care Laws” means the U.S. Food, Drug and Cosmetic Act (21 U.S.C. § 321 et seq.), the Controlled Substances Act (21 U.S.C. § 801 et seq.), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the regulations promulgated pursuant to such Laws, and comparable state, local and foreign Laws in any jurisdiction where the Company or the Company Subsidiaries conducts business. To the knowledge of the Company, neither the Company nor any Company Subsidiary has received any notice or information from any Governmental Authority to the effect that the Company or any Company Subsidiary is not in compliance with, or is in violation of, any applicable Health Care Law, or indicated to the

Company its intention to conduct an investigation or review of the Company or any Company Subsidiary.
          (b) To the knowledge of the Company, all preclinical and clinical trials directly conducted or supervised by the Company or the Company Subsidiaries have been conducted or supervised by the Company or the Company Subsidiaries in compliance with the required experimental protocols, procedures and controls pursuant to all applicable Health Care Laws. To the knowledge of the Company, in no clinical trial directly conducted or supervised by the Company or any Company Subsidiary, or in which the Company or any Company Subsidiary has participated, has FDA, Institutional Review Board or equivalent approval, to the extent such approval is required to be obtained or maintained by the Company or such Company Subsidiary, ever been suspended or terminated due to actions and/or failure to act of the Company or any Company Subsidiaries.
          Section 4.16 Material Contracts. Other than any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) filed as an exhibit to the Company SEC Reports filed prior to the date hereof, Section 4.16 of the Company Disclosure Schedule lists each of the following written contracts and agreements to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound as of the date hereof (each such agreement and contract, including any contract filed as an exhibit to the Company SEC Reports filed prior to the date hereof being a “Company Material Contract”):
          (a) any note, bond, mortgage, indenture, contract (written or oral), agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a “Contract” (other than among consolidated Company Subsidiaries or any lease for real property) relating to (i) indebtedness for borrowed money and having an outstanding principal amount in excess of $5.5 million or (ii) conditional sale arrangements, obligations secured by a Lien, or interest rate or currency hedging activities, in each case in connection with which the aggregate actual or contingent obligations of the Company and the Company Subsidiaries under such Contract are greater than $5.5 million, in each case, other than customer service agreements entered into in the ordinary course of business;
          (b) any Contract that purports to limit the right of the Company or the Company Subsidiaries (i) to engage or compete in any line of business or (ii) to compete with any person or operate in any location, in the case of each of (i) and (ii), in any respect material to the business of the Company and the Company Subsidiaries, taken as a whole; and
          (c) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such Contract in excess of $5.5 million.
          Notwithstanding anything in this Section 4.16, “Company Material Contract” shall not include any Contract that (i) is terminable by the Company or a

Company Subsidiary upon one hundred and twenty (120) days’ or less notice without a penalty premium, (ii) will be fully performed or satisfied as of or prior to Closing, or (iii) is solely between the Company and one or more wholly-owned Company Subsidiaries or is solely between wholly-owned Company Subsidiaries.
          Except as would not reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract, (ii) none of the Company or any Company Subsidiary has received any claim of default under any such agreement, and (iii) no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both). Except as would not reasonably be expected to have a Material Adverse Effect, each Company Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or Company Subsidiaries, as applicable, and, to the knowledge of the Company, with respect to the other parties hereto.
          Section 4.17 Customers and Backlog.
          (a) Section 4.17 of the Company Disclosure Schedule, sets forth a true, complete and accurate list of (i) all customers to whom the Company or any Company Subsidiary has provided services with an annual value equal to or greater than $6.5 million in the twelve month period preceding June 30, 2007 (each a “Major Customer”) and (ii) each contract or agreement of the Company or any Company Subsidiary which, as of June 30, 2007, involved backlog in excess of $6.5 million in respect of services to be provided by the Company or any Company Subsidiary that have not been completed or have not yet commenced as of such date (each, an “Open Contract”). As of the date of this Agreement, to the Knowledge of the Company, none of the Company or Company Subsidiaries has received any written communication from any Major Customer of any intention to terminate or materially reduce services from the Company or any Company Subsidiary or from any Person regarding an intention to terminate, cancel to reduce payment to the Company or any Company Subsidiary under any Open Contract.
          (b) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) to the knowledge of the Company, each Open Contract is valid (assuming due authorization, execution and delivery by the other parties thereto) and in full force and effect, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles and except as may be cancelled or terminated by a customer in accordance with the terms thereof; and (ii) as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is in material breach or default thereunder, and, to the knowledge of the Company, no other party to any such agreement is in material breach or default hereunder and, to the knowledge of the Company, no event has occurred which with notice or lapse of time would reasonably be expected to constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement.

          Section 4.18 Interested Party Transactions. Except as set forth in Section 4.18 of the Company Disclosure Schedule or in Company SEC Reports, each as amended to the date hereof, there are no Company Material Contracts, agreements or loans, and since January 1, 2005, there have not been any transactions between the Company or any Company Subsidiary, on the one hand, and (a) any officer or director of the Company, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company, or (c) any affiliate of any such officer, director or record or beneficial owner, on the other hand.
          Section 4.19 Brokers. Except as provided under the letter agreement, dated April 6, 2007, between Credit Suisse Securities (USA) LLC and the Company (the “Company Financial Advisor”), no broker, finder or investment banker or other Person (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.
          Section 4.20 Opinion of Financial Advisor. The Company has received an opinion of the Company Financial Advisor to the effect that, as of the date of the opinion, the Merger Consideration to be received by the holders of Company Common Shares is fair from a financial point of view to such holders other than Parent, Merger Sub, members of the Company’s management that will retain or acquire a direct or indirect equity interest in the Company following the Merger and their respective affiliates (collectively, the “Excluded Stockholders”); it being agreed that neither Parent nor Merger Sub shall have any right to rely on such opinion.
          Section 4.21 Amendment of Rights Plan; State Takeover Statute.
          (a) The Rights Agreement, dated as of March 23, 2007, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”), has been amended so that (i) each of Parent and Merger Sub is exempt from the definition of “Acquiring Person” (as defined in the Rights Agreement); (ii) no “Stock Acquisition Date” or “Distribution Date” (as such terms are defined in the Rights Agreement) will occur as a result of the execution of this Agreement or the consummation of the Merger pursuant to this Agreement; and (iii) the Rights Agreement will expire immediately prior to the Merger Effective Time. The Rights Agreement, as amended in accordance with the preceding sentence, has not been further amended or modified. Copies of all such amendments to the Rights Agreement have been previously provided to Parent.
          (b) Assuming the accuracy of the representation set forth in Section 5.08 as of the date hereof and the Merger Effective Time, no action is required by the Company Board or its stockholders of the Company to render inapplicable any anti-takeover statute or regulation, in each case under the DGCL or other applicable Law of the State of Delaware.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES
          Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
          Section 5.01 Organization. Each of the Buyer Parties has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite corporate power and authority to own, operate, lease and encumber its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Parent Material Adverse Effect.
          Section 5.02 Ownership of Merger Sub; No Prior Activities. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. All the issued and outstanding shares of capital stock of Merger Sub are, and as of the Closing Date will be, owned of record and beneficially by Parent.
          Section 5.03 Power and Authority. Each of the Buyer Parties has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of the Buyer Parties and the consummation by the Buyer Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Buyer Parties are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Buyer Parties and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of the Buyer Parties enforceable against each of the Buyer Parties in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles.
          Section 5.04 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by each of the Buyer Parties do not, and the performance of each of the Buyer Parties’ obligations hereunder will not, (i) conflict with or violate the articles of incorporation or bylaws of Parent or the articles of incorporation or bylaws of Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 5.04 have been obtained and all filings and obligations described in subsection (b) of this Section 5.04 have been made, conflict with or violate any Law applicable to any of the Buyer Parties, or by which any of its properties or assets is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any of its properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which it or any of its properties or assets is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or delay consummation of the Merger or otherwise prevent it from performing its obligations under this Agreement.
          (b) The execution and delivery of this Agreement by each of the Buyer Parties does not, and the performance of each of the Buyer Parties’ obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Exchange Act and state take-over Laws, (B) if applicable, filings under the rules and regulations of the Nasdaq, (C) if applicable, the pre-merger notification requirements of the HSR Act or other applicable Law, (D) the filing with the SEC of the Proxy Statement, and (E) the filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Parent from performing its obligations under this Agreement.
          Section 5.05 Information Supplied. None of the information supplied by the Buyer Parties or any affiliate of Parent in writing for inclusion or incorporation by reference in the Proxy Statement or the Other Filings will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereto, and in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Buyer Parties with respect to statements made or incorporated by reference therein based on information supplied by the Company in connection with the preparation of the Proxy Statement.
          Section 5.06 Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. None of Parent or its subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.
          Section 5.07 Available Funds; Limited Guaranty.
          (a) Parent will have sufficient funds at the Closing to satisfy all of its obligations under this Agreement, including to (i) pay the aggregate Merger

Consideration payable hereunder, (ii) refinance all Company indebtedness and (iii) pay any and all of its and Merger Sub’s fees and expenses in connection with the Merger and the financing thereof.
          (b) Parent has provided to the Company a true, complete and correct copy of (i) an executed commitment letter from Genstar Capital Partners V, L.P. to provide Parent with equity financing in an aggregate amount of up to $391,260,000 (the “Equity Funding Letter”), and (ii) an executed commitment letter (the “Debt Commitment Letter”, and together with the Equity Funding Letter, each as may be modified or amended, the “Financing Commitments”) from UBS Loan Finance LLC, UBS Securities LLC and Jefferies Finance LLC (collectively, the “Lenders”) pursuant to which, and subject to the terms and conditions thereof, the Lenders have committed to provide Parent with financing in an aggregate amount of $465 million (the “Debt Financing”, and together with the financing referred to in clause (i) being collectively referred to as the “Financing”). As of the date hereof, the Financing Commitments, in the form so delivered, are valid (assuming due authorization, execution and delivery by the other parties thereto) and in full force and effect, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles. Except for the payment of customary fees, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. Parent and Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid by them on or prior to the date of this Agreement and shall in the future pay any such fees as they become due. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub, and to the knowledge of Parent, any other parties thereto, under the Financing Commitments. As of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that any portion of the Financing to be made thereunder will not otherwise be made available to Parent or Merger Sub on the Closing Date. Parent will provide to the Company any modifications or amendments to the Equity Funding Letter and the Debt Commitment Letter, or any material notices given in connection therewith, as promptly as possible (but in any event within twenty-four (24) hours).
          (c) Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guaranty executed by the Guarantor. The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the related Guarantor, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles.
          Section 5.08 No Ownership of Company Capital Stock. Except as set forth in Section 5.08 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries (including Merger Sub) owns any Company Common Shares or other securities of the Company or any of the Company Subsidiaries. Section 5.08 of the

Parent Disclosure Schedule also sets forth the dates of acquisition of any Company Common Shares set forth therein.
          Section 5.09 Other Agreements or Understandings. Parent has disclosed to the Company all contracts, arrangements or understandings (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent, Merger Sub, or any affiliate of Parent, on the one hand, and any member of the management of the Company. Neither Parent, Merger Sub or any affiliate of Parent is a party to any contract, arrangement or understanding between or among Parent, Merger Sub, or any affiliate of Parent, on the one hand, and any person that owns 5% or more of the shares or of the outstanding capital stock of the Company (other than Genstar Capital Partners III, L.P., Stargen III, L.P. or any of their respective partners, partners or members or such partners or the respective affiliates of any of the foregoing), on the other hand, with respect to the voting, acquisition or disposition of the shares of outstanding capital stock of the Company or otherwise with respect to the assets or business of the Company or any Company Subsidiary.
          Section 5.10 Brokers. No broker, finder or investment banker (other than UBS Securities LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with financial advice regarding the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or any of their subsidiaries.
          Section 5.11 No Additional Representations.
          (a) Parent acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.
          (b) Parent acknowledges that neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article IV (which includes the Company Disclosure Schedule and the Company SEC Reports), and neither the Company nor any other person shall be subject to any liability to Parent or any other person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the “data room,” management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent with respect to any financial projection or forecast relating to the Company or any of its Subsidiaries.

ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER
          Section 6.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Merger Effective Time, except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 6.01 of the Company Disclosure Schedule and except with the prior written consent of Parent, provided that Parent shall not unreasonably withhold or delay its consent, the businesses of the Company and the Company Subsidiaries shall be conducted in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice; and the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with any persons with which the Company or any Company Subsidiary has significant business relations. Except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 6.01 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Merger Effective Time, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:
          (a) amend or otherwise change any provision of the Company Charter or Company Bylaws, or similar organizational or governance documents;
          (b) (i) authorize for issuance, issue, sell, pledge, dispose of, grant or transfer or agree or commit to issue, sell, pledge, dispose of, grant or transfer any shares of any class of capital stock of the Company or any Company Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Company Subsidiary, other than the issuance of Company Common Shares issuable pursuant to Company Stock Awards outstanding on the date hereof; (ii) repurchase, redeem or otherwise acquire directly or indirectly any securities or equity equivalents except in connection with the exercise of Company Stock Options, the vesting of Company Stock-Based Awards, or the lapse of restrictions on Company Stock-Based Awards; (iii) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any shares of the Company’s capital stock or the shares of stock or other equity interests in any Company Subsidiary that is not directly or indirectly wholly owned by the Company, except for (A) dividends by any direct or indirect wholly owned Company Subsidiary to the Company or any other directly or indirectly wholly owned Company Subsidiary, and (B) dividend equivalents already accrued as of the date hereof and paid with respect to Company Stock-Based Awards outstanding on the date hereof; or (iv) split, combine or reclassify any shares, stock or other equity interests of the Company or any Company Subsidiary or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of such shares, stock or other equity interests;

          (c) except as set forth in Section 6.01(c) of the Company Disclosure Schedule, acquire (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property (other than any property acquired in the ordinary course of business consistent with past practice) exceeding $7.0 million, or merge or consolidate the Company or any of the Company Subsidiaries with any other Person, except for any such transactions among wholly owned Company Subsidiaries, or restructure, reorganize or completely or partially liquidate, or make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $5.5 million in the aggregate;
          (d) except as set forth in Section 6.01(d) of the Company Disclosure Schedule, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a Company Subsidiary) for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business (which shall be deemed to include, without limitation, draws under the Company’s line of credit facility or other similar lines of credit as in effect on the date hereof);
          (e) except as set forth in Section 6.01(e) of the Company Disclosure Schedule, materially amend or terminate any Company Material Contract or enter into any new contract or agreement that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 4.16 of the Company Disclosure Schedule as a Company Material Contract or filed as an exhibit to the Company SEC Reports pursuant to Regulation S-K;
          (f) except as set forth in Section 6.01(f) of the Company Disclosure Schedule or except as required by the terms of U.S. Plans or Non-U.S. Plans (in each case, as in effect on the date of this Agreement) or by applicable Law, (i) increase the compensation or benefits payable to its directors, officers or employees (except for increases in salaries to employees (other than executive officers) in the ordinary course of business consistent with past practice), (ii) other than with respect to newly hired officers and employees in the ordinary course of business, grant to any director, officer or employee of the Company or of any Company Subsidiary any new severance, change of control or termination pay, grant any increase in, or otherwise alter or amend, any right to receive any severance, change of control or termination pay or benefits or establish, adopt, enter into or amend to materially increase benefits any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer or employee, (iii) accelerate the vesting or payment of any compensation payable or benefits provided or to become payable or provided to any employee or (iv) terminate or materially amend any existing, or adopt any new, U.S. Plan or Non-U.S. Plan (other than changes made in the ordinary course of business consistent with past practice that do not materially increase the costs of any such Plans or as may be necessary to comply with applicable Laws);

          (g) pre-pay any long-term debt, except in the ordinary course of business (which shall be deemed to include, without limitation, pre-payments or repayments of lines of credit facilities or other similar lines of credit or payments made in respect of any termination or settlement of any interest rate swap or other similar hedging instrument relating thereto) in an amount not to exceed $5.5 million in the aggregate for the Company and its subsidiaries taken as a whole, or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms;
          (h) except as required by the SEC or changes in GAAP which become effective after the date of this Agreement, or as recommended by the Company’s audit committee or independent auditors, in which case the Company shall notify the Parent, materially change any of its accounting policies (whether for financial accounting or Tax purposes);
          (i) authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new capital expenditures being referred to hereinafter as the “Capital Expenditures”) other than (i) Capital Expenditures identified in the Company’s 2007 budget materials provided to the Buyer Parties and (ii) Capital Expenditures in the ordinary course of business and consistent with past practice as reasonably determined by the Company to be necessary;
          (j) waive, release, assign, settle or compromise any pending or threatened litigation or claim (i) where the amounts paid or to be paid are greater than $7.0 million, (ii) which entails obligations that would impose any material restrictions on the business or operations of the Company or any Company Subsidiary or (iii) that is brought by any current, former or purported holder of any capital stock or debt securities of the Company or any Company Subsidiary in its own right or allegedly on or behalf of the Company relating to the transactions contemplated by this Agreement;
          (k) except in the ordinary course of business and in accordance with past practices, make or change any material Tax election or material Tax accounting method, settle or compromise any material Tax liability, file any material Tax Return; enter into any material Tax allocation agreement, material Tax sharing agreement, material Tax indemnity agreement or closing agreement relating to any material Tax, or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes;
          (l) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or otherwise dispose of any material assets or businesses of the Company or any Company Subsidiary, other than assets in the ordinary course of business consistent with past practice; and
          (m) announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

          Section 6.02 Conduct of Business by Buyer Parties Pending the Merger. The Buyer Parties agree that, between the date of this Agreement and the Merger Effective Time, except as contemplated by this Agreement, they shall not, directly or indirectly, without the prior written consent of the Company, take or cause to be taken any action that (a) could be expected to materially delay or impair the consummation of the transactions contemplated by this Agreement, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action, or (b) would cause any of the representations or warranties of the Buyer Parties contained herein to become inaccurate in any material respect or any of the covenants of the Buyer Parties to be breached in any material respect or result in the failure to be satisfied of any of the conditions set forth in Section 8.03.
          Section 6.03 Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
ARTICLE VII
ADDITIONAL AGREEMENTS
          Section 7.01 Company Proxy Statement; Other Filings; Stockholders’ Meeting.
          (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and, after consultation with Parent, file with the SEC the preliminary Proxy Statement and each of the Company and Parent shall, or shall cause their respective affiliates to, prepare and, after consultation with each other, file with the SEC all Other Filings that are required to be filed by such party in connection with the transactions contemplated hereby. Each of the Company and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement or, to the extent applicable, the Other Filings, or that is customarily included in proxy statements or such Other Filings prepared in connection with transactions of the type contemplated by this Agreement. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement or the Other Filings, and the Company shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable following clearance from the SEC. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Other Filings and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or the Other Filings.
          (b) If at any time prior to the Company Stockholders’ Meeting, any information relating to the Company or the Buyer Parties or any of their respective affiliates, officers, members or directors, should be discovered by the Company or Parent, which should be set forth in an amendment or supplement to the Proxy Statement or the

Other Filings, so that the Proxy Statement or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Prior to filing or mailing the Proxy Statement or filing the Other Filings (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent, or Parent shall provide the Company, as the case may be, a reasonable opportunity to review and comment on such document or response and will in good faith consider such comments, and to the extent practicable, the Company will provide Parent, and Parent will provide the Company, as the case may be, with the opportunity to participate in any substantive calls between the Company, or any of its Representatives, or Parent, or any of its Representatives, and the SEC concerning the Proxy Statement, the Other Filings and such comments and responses. For the avoidance of doubt, the existence of the Go-Shop Period shall not affect the obligations of the Company and Parent to comply with this Section 7.01 (except as set forth in the first proviso of Section 7.01(c)).
          (c) The Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”), as promptly as reasonably practicable after the Proxy Statement has been cleared with the SEC, for the purpose of voting upon the adoption of this Agreement in accordance with applicable Law, the Company Charter, and the Company Bylaws; provided that the Company shall not be required to mail the Proxy Statement to stockholders of the Company prior to the Go-Shop Period End Date; and provided further that the parties desire to distribute to holders of Company Common Shares the Proxy Statement as soon as practicable after the Go-Shop Period End Date, and each will use its commercially reasonable efforts to ensure such timely distribution. Subject to the following sentence, (i) the Company Board shall recommend to holders of the Company Common Shares that they adopt this Agreement (the “Company Recommendation”), and (ii) the Company will use commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. Notwithstanding anything in this Agreement to the contrary, the Company Board may determine (1) not to make or to withdraw, modify or change such recommendation, or (2) propose publicly to approve or recommend any Company Acquisition Proposal (any of the actions referred to in the foregoing clauses (1) or (2), whether taken by the Company Board or a committee thereof, a “Company Change in Recommendation” and (3) in the case of either of the events described in clauses (1) or (2), not to solicit proxies in favor of the adoption of this Agreement: provided that in the case of a determination referred to in clause (1) made after receipt of a Company Acquisition Proposal and/or in the case of a determination referred to in clause (2), the Company has complied in all respects with its obligations under Section 7.03, and in the case of the determinations referred to in each of clauses (1), (2) and (3), the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would likely be inconsistent with its fiduciary duties under applicable Law. Notwithstanding anything in this Agreement to the contrary, the

Company may, if it receives an unsolicited Company Acquisition Proposal, delay the filing and mailing of the Proxy Statement or the holding of the Company Stockholders’ Meeting, in each case, for such reasonable period as would provide a reasonable opportunity for the Company Board to consider such Company Acquisition Proposal and to determine the effect, if any, on the Company Recommendation.
          Section 7.02 Access to Information; Confidentiality.
          (a) Subject to applicable Law and the Confidentiality Agreement, from the date hereof until the Merger Effective Time, the Company shall, and shall cause its subsidiaries and the officers, directors, employees, auditors and agents of the Company and its subsidiaries to afford Parent and its Representatives, following notice from Parent to the Company in accordance with this Section 7.02, reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and its subsidiaries, and all other financial, operating and other data and information and to provide Parent and its Representatives, following notice from Parent to the Company in accordance with this Section 7.02, access to inspect and make copies of the books, records, Tax Returns, work papers and other documents and information relating to the Company and its subsidiaries, in each case as Parent may reasonably request. Notwithstanding the foregoing, neither Parent nor any of its Representatives shall (i) contact or have any discussions with any of the Representatives of the Company or Company Subsidiary, unless in each case Parent obtains the prior consent of the Company, which shall not be unreasonably withheld, delayed or conditioned, (ii) contact or have any discussions with any customers of the Company or their respective subsidiaries, unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, delayed or conditioned, (iii) damage any property or any portion thereof, or (iv) collect or analyze any environmental samples (including building materials, indoor and outdoor air, surface and ground water, and surface and subsurface soils. Parent shall schedule and coordinate all such access and inspections with the Company and shall give the Company reasonable notice thereof. The Company shall be entitled to have Representatives present at all times during any such discussions and inspections. Notwithstanding the foregoing, neither the Company nor any of their respective subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company or any of their respective subsidiaries or contravene any Law or binding agreement entered into prior to the date of this Agreement. The relevant parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding the foregoing, affiliates of Parent who are directors of the Company may have such access as they reasonably request in the exercise of their fiduciary duties as directors, other than any information related to, and any materials prepared by the Company or its Representatives in connection with, the transactions contemplated by this Agreement.
          (b) Prior to the Merger Effective Time, all information obtained by Parent pursuant to this Section 7.02 shall be kept confidential in accordance with the confidentiality agreement dated July 6, 2007 between an affiliate of Parent and the Company (the “Confidentiality Agreement”).
          Section 7.03 Solicitation.
          (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on the fiftieth (50th) day following the date hereof (the “Go-Shop Period End Date”), the Company and Company Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to directly or indirectly: (i) initiate, solicit and encourage Company Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any Person (each a “Solicited Person”) pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, that the Company shall provide to Parent any material non-public information concerning the Company or Company Subsidiaries that it has provided to any Solicited Person given such access which was not previously provided to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations. Within 48 hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of the Company Acquisition Proposal (including any amendments or modifications thereof) received from any Excluded Party and the identity thereof. The Company shall immediately cease any discussions with any Person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that relate, or may reasonably be expected, to lead to a Company Acquisition Proposal, except as otherwise expressly provided in Sections 7.03(b) and 7.03(c).
          (b) Subject to Section 7.03(c) from the Go-Shop Period End Date until Company Stockholder Approval is obtained or, if earlier, the termination of this Agreement in accordance with Article IX, none of the Company, Company Subsidiaries or any of their respective Representatives or affiliates shall, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or (ii) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal or (iii) enter into any agreement providing for or relating to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the provisions of Section 7.03(c)). Notwithstanding the foregoing, the Company may take and continue to take any of the actions described in clause (i) above and, subject to Section 7.03(d), clauses (ii) and (iii) above, from and after the Go-Shop Period End Date with respect to any Solicited Person that, prior to the Go-Shop Period End Date, has made a bona fide Company Acquisition Proposal that the Company Board (following the recommendation of the Special Committee if such committee still exists) determines in good faith no later than the Go-Shop Period End Date, after consultation with its independent financial advisors and outside counsel, constitutes or would reasonably be expected to result in a Company Superior Proposal (each such Solicited Person, an “Excluded Party”); provided that, for purposes of qualifying as an Excluded Party, the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.” Notwithstanding anything contained in this Section 7.03 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Company Acquisition Proposal made by such party is withdrawn, is terminated or expires, or the Company Board (following the recommendation of the Special Committee if such committee still exists) determines in good faith that such Company Acquisition Proposal ceases to constitute, or ceases to be reasonably likely to lead to, a Company Superior Proposal (a “Terminated Company Acquisition Proposal”). At the Go-Shop Period End Date, other than with respect to Persons who at the Go-Shop Period End Date are Excluded Parties, and at any subsequent time with respect to any Person (including a formerly Excluded Party) that has made a Company Acquisition Proposal that becomes a Terminated Company Acquisition Proposal, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with such Person conducted theretofore by the Company, any of the Company Subsidiaries or any of their respective Representatives with respect to any Company Acquisition Proposal and cause to be returned or destroyed all confidential information provided or made available to such Person on behalf of the Company or any of Company Subsidiaries. The Company shall not, and shall cause the Company Subsidiaries to not, waive any terms of an Acceptable Confidentiality Agreement or any other standstill or similar agreement to which the Company or any Company Subsidiary is party.
          (c) Notwithstanding anything to the contrary contained in Section 7.03(b), if at any time following the Go-Shop Period End Date and prior to obtaining the Company Stockholder Approval, (i) the Company has received a written Company Acquisition Proposal from a Third Party (including any Excluded Party) that the Company Board (following the recommendation of the Special Committee if such committee still exists) believes in good faith to be bona fide, (ii) the Company Board (following the recommendation of the Special Committee if such committee still exists) determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal, and (iii) neither the Company nor any Representative of any of the Company or any Company Subsidiary shall have breached any of the restrictions set forth in this Section 7.03 in a manner that resulted in the submission of any Company Acquisition Proposal, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal; provided that the Company (x) will not, and will not allow its Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, (y) will provide to Parent any non-public information concerning the Company or Company Subsidiaries provided to such other Person which was not previously provided to Parent and (z) at such time as the Company Acquisition Proposal made by such Person becomes a Terminated Company Acquisition Proposal, the Company shall immediately cease and cause to be terminated any such discussions or negotiations with any such Person and cause to be returned or destroyed all confidential information provided or made available to such Person on behalf of the Company or any of Company Subsidiaries. From and after the Go-Shop Period End Date, the Company shall promptly (and in any event within 48 hours) notify Parent in the event it receives a Company Acquisition Proposal from a Person or group of related Persons (including an Excluded Party in the case of a revised Company Acquisition Proposal) or any material revisions thereto, including the identity and material terms and conditions thereof. Without limiting the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent if it determines to begin providing information or to engage in negotiations concerning a Company Acquisition Proposal from a Person or group of related Persons (other than an Excluded Party) pursuant to this Section 7.03(c).
          (d) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Company Stockholder Approval, the Company receives a Company Acquisition Proposal which the Company Board (following the recommendation of the Special Committee, if such committee still exists) determines in good faith (after consultation with its independent financial advisors and outside counsel) constitutes a Company Superior Proposal, the Company Board may (A) effect a Company Change in Recommendation and/or (B) terminate this Agreement and concurrently enter into a definitive agreement with respect to such Company Superior Proposal, in each case, if the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would likely be inconsistent with its fiduciary duties under applicable law; provided, however that the Company shall not enter into a definitive agreement with respect to such Company Superior Proposal or terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless the Company pays the Termination Fee payable pursuant to
Section  9.03(b)(i) within two (2) Business Days following such termination.
          (e) Nothing in this Section 7.03 or elsewhere in this Agreement shall prevent the Company Board from disclosing any information required to be disclosed under applicable Law or from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to a Company Acquisition Proposal; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Company Acquisition Proposal), unless in each case, in connection therewith, the Company Board effects a Company Change in Recommendation in compliance with the provisions of this Section 7.03. In addition, nothing in this Section 7.03 or this Agreement shall prohibit the Company from taking any action that any court of competent jurisdiction orders the Company to take.

          Section 7.04 Employee Benefits Matters.
          (a) From and after the Merger Effective Time, Parent shall honor and shall cause the Surviving Corporation to honor all Plans (other than the Management Stock Purchase Plan and the Employee Stock Purchase Plan) and compensation arrangements and agreements and employment agreements in accordance with their terms as in effect immediately before the Merger Effective Time. For a period of one year following the Merger Effective Time (the “Benefits Continuation Period”), Parent shall provide, or shall cause to be provided, to each current and former employee of the Company and its subsidiaries (“Company Employees”) (i) compensation (including, without limitation, cash incentive compensation, but excluding any equity-based compensation) no less favorable than the compensation provided to Company Employees (including without limitation incentive compensation) immediately before the Merger Effective Time and (ii) benefits that are no less favorable, in the aggregate, than the benefits provided to Company Employees immediately before the Merger Effective Time. During the Benefits Continuation Period, Parent shall honor, fulfill and discharge the Company’s and the Company Subsidiaries’ obligations under, the severance plans listed on Section 7.04(a) of the Company Disclosure Schedule without any amendment or change that is adverse to the Company Employees. During the Benefits Continuation Period, severance benefits offered to Company Employees shall be determined without taking into account any reduction after the Merger Effective Time in compensation paid to Company Employees and used to determine severance benefits.
          (b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its subsidiaries providing benefits to any Company Employees after the Merger Effective Time (the “New Plans”), each Company Employee shall subject to applicable Law and applicable tax qualification requirements be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Merger Effective Time, to the same extent as such Company Employee was entitled, before the Merger Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Merger Effective Time; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the consummation of the Merger (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its subsidiaries in which such Company Employee participated immediately prior to the Merger Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
          (c) All annual bonus plans for Company Employees for fiscal year 2007 will be continued in accordance with their terms, and all annual bonus plans for Company Employees for fiscal year 2006 will be paid in accordance with their terms; provided that the bonus plans for fiscal years 2006 and 2007 shall be calculated without taking into account any expenses or costs associated with or arising as a result of transactions contemplated by this Agreement (including any expenses or costs related to actions undertaken in anticipation of the transactions contemplated by this Agreement) or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by this Agreement not been anticipated or occurred, and bonus amounts for the 2006 and 2007 fiscal years shall not be subject to negative discretion by the administrator for the bonus plans.
          (d) Prior to the Merger Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Common Shares or Company Stock Options to acquire Company Common Shares (or Company Common Shares acquired upon the vesting of any Company Stock-Based Awards) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.
          (e) The parties acknowledge and agree that all provisions contained in this Section 7.04 and Section 4.10 with respect to Company Employees are included for the sole benefit of the Company, Parent and Merger Sub, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other person, including without limitation, any Company Employees, former Company Employees, any participant in any U.S. Plan or Non-U.S. Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent, Company or any of their respective Affiliates.
          (f) Nothing in this Agreement shall be interpreted to establish or amend any “employee benefit plan” within the meaning of Section 3(3) of ERISA and no provision shall be construed to prevent Parent or the Company from terminating or modifying to any extent or in any respect any benefit plan that Parent or the Company may establish or maintain.

          Section 7.05 Directors’ and Officers’ Indemnification and Insurance of the Surviving Corporation.
          (a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company Charter, Company Bylaws or this Agreement or, if applicable, similar organizational documents or agreements of any of the Company Subsidiaries, from and after the Merger Effective Time, Parent and the Surviving Corporation shall: (i) indemnify and hold harmless each person who is at the date hereof or during the period from the date hereof through the Closing Date serving as a director, officer, trustee, employee, agent, or fiduciary of the Company or Company Subsidiaries or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, in connection with any Claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security; provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 7.05(a) shall extend to acts or omissions occurring at or before the Merger Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or the Company Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 7.05: (A) the term “Claim” means any threatened, asserted, pending or completed Action, suit or proceeding, or any inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other party, that any Indemnified Party in good faith believes might lead to the institution of any such Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any of the Company Subsidiaries, or any employee benefit plan (within the meaning of Section 3(3)

of ERISA) maintained by any of the foregoing or any other person at or prior to the Merger Effective Time at the request of the Company or any of Company Subsidiaries; and (B) the term “Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.05(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party.
          (b) Any Indemnified Party wishing to claim indemnification under Section 7.05(a), upon learning of any such Claim, shall promptly notify Parent and the Surviving Corporation thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not actually and materially prejudice Parent or the Surviving Corporation. In the event of any such Claim, (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense in a timely manner or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent and the Surviving Corporation shall jointly and severally pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly; provided that Parent and the Surviving Corporation shall be obligated pursuant to this Section 7.05(b) to pay for only one firm of counsel (in addition to one local counsel) for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents thereto. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any Claim in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless the Parent and Surviving Corporation consent to such settlement, compromise or judgment (which consent shall not be unreasonably withheld, conditioned or delayed).
          (c) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time now existing in favor of the current or former directors, officers, trustees, employees, agents, or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Charter and Company

Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Subsidiaries) and indemnification agreements of the Company or any of the Company Subsidiaries identified on Section 7.05(c) of the Company Disclosure Schedule shall be assumed by the Surviving Corporation in the Merger, without further action, at the Merger Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.
          (d) For a period of six (6) years from the Merger Effective Time, the organizational documents of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Company Charter and Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were directors, officers, trustees, employees, agents, or fiduciaries of the Company or any of Company Subsidiaries, unless such modification shall be required by Law and then only to the minimum extent required by Law.
          (e) The Surviving Corporation shall maintain for a period of at least six (6) years the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries with respect to claims arising from facts or events that occurred on or before the Merger Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement; provided, that (i) that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured; provided that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Merger Effective Time; (ii) in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.05(e) more than an amount per year of coverage equal to three hundred percent (300%) of the current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than three hundred percent (300%) of the current annual premiums paid by the Company, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of the current annual premiums paid by the Company. Notwithstanding the foregoing, the Surviving Corporation may fulfill its obligation to provide insurance under this Section 7.05(e) by obtaining a prepaid “tail” policy on terms and conditions no less favorable than the existing directors’ and officers’ insurance policy maintained by the Company, and shall maintain such “tail” policy in full force and effect for six (6) years. Parent shall, and shall cause the Surviving Corporation or its successors or assigns to, maintain such policies in full force and effect, and continue to honor all obligations thereunder.
          (f) If the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving limited liability company, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.05.
          (g) This Section 7.05 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of the Company, Parent and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.05.
          Section 7.06 Financing; Cooperation with Financing.
          (a) Each of Parent and Merger Sub shall use, and shall cause their Affiliates to use, their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments, including using commercially reasonable efforts to (i) negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments or on other terms reasonably acceptable to Parent that would not adversely impact in any material respect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby and (ii) satisfy (or cause its Affiliates to satisfy) on a timely basis all conditions applicable to the Buyer Parties (or their Affiliates) in such definitive agreements; provided that Parent and Merger Sub may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Financing Commitment as of the date hereof, or otherwise so long as such replacement or amendment would not adversely impact or delay in any material respect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby). In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent and Merger Sub shall promptly notify the Company and shall use their commercially reasonable efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event on terms not materially less beneficial to Parent and Merger Sub in an amount sufficient to consummate the transactions contemplated by this Agreement. Parent shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent and Merger Sub with any portion of the Financing. Parent shall give the Company prompt notice of any material breach by any party of the Financing Commitments or any termination of the Financing Commitments. Each of Parent and Merger Sub shall refrain (and shall use its commercially reasonable efforts to cause its Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Financing. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing. Neither Parent nor Merger Sub shall agree to or permit any material amendment, supplement or other modification to be made to, or any waiver of any material provision or remedy under, the Financing Commitments or the definitive agreements relating to the Financing that would or would be reasonably expected to materially and adversely affect or delay in any material respect Parent’s ability to consummate the transactions contemplated by this Agreement, without first obtaining the Company’s prior written consent. For the avoidance of doubt, the Buyer Parties’ failure to obtain the Financing (or any alternative financing) shall not relieve the Buyer Parties from the obligation to consummate the Merger on the terms contemplated by this Agreement, subject only to the satisfaction or waiver of the conditions set forth in Sections 8.01 and 8.02 of this Agreement.
          (b) The Company agrees to provide, and shall cause the Company Subsidiaries and its and their respective Representatives to provide, reasonable cooperation in connection with the arrangement of the Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and Company Subsidiaries), including (i) providing to Parent from time to time information regarding the Company and its industry reasonably requested by the lenders providing the Financing and identifying any portion of such information that constitutes material non-public information, (ii) using commercially reasonable efforts to ensure that the efforts to syndicate the Financing benefit from existing lending relationships of the Company, (iii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions with prospective lenders and sessions with rating agencies, (iv) assisting with the preparation of materials for rating agency presentations, offering documents, business projections and similar marketing documents required in connection with the Debt Financing, (v) furnishing Parent and its Debt Financing sources all Required Information, (vi) cooperating in satisfying the conditions set forth in the Debt Financing Commitments (to the extent the satisfaction of such condition requires the cooperation of the Company), including (A) permitting the prospective lenders to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establishing bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (vii) issuing customary representation letters to auditors and using commercially reasonable efforts to obtain (A) accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company, (B) legal opinions and (C) other documentation and items contemplated by the Debt Financing Commitments, in each case, as reasonably requested by Parent, (viii) providing monthly financial statements (excluding footnotes) to the extent available and prepared by the Company in the ordinary course of business consistent with past practice, (ix) executing and delivering, as of the Merger Effective Time, any pledge and security documents, other definitive financing documents, or other certificates or documents contemplated by the Debt Financing Commitments as may be reasonably requested by Parent (including a certificate of the Chief Financial Officer of the Company or any Company Subsidiary with respect to solvency matters and using commercially reasonable efforts to deliver consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral (including obtaining releases, terminations, waivers, consents, estoppels and approvals as may be required in connection therewith) contemplated by the

Debt Financing Commitments, and (x) as of the Merger Effective Time, taking all corporate actions necessary to authorize the consummation of the Debt Financing. The Company will use commercially reasonable efforts to periodically update any Required Information to be included in an offering document to be used in connection with such Debt Financing so that Parent may ensure that any such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.
          (c) The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing. Notwithstanding anything in this Agreement to the contrary, none of the Company or any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financing contemplated by the Financing Commitments prior to the Merger Effective Time, and Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with any actions taken pursuant to this Section 7.06. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or the Company Subsidiaries in accordance with the terms hereof).
          Section 7.07 Further Action; Commercially Reasonable Efforts.
          (a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.
          (b) The Company shall use its commercially reasonable efforts to obtain any third party consent to the consummation of the transactions contemplated hereby to the extent reasonably determined by the parties hereto to be required pursuant to the terms of any Contract listed or required to be listed in Company Disclosure Letter; provided that in no event shall the Company be required to amend any such Contract or make any material payment to any counterparty thereto in connection with obtaining such consent, unless such amendment or payment is conditioned upon consummation of the Merger.
          (c) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) promptly make their respective filings and thereafter make any other required submissions under the HSR Act or other applicable Law, (ii) use commercially reasonable efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use commercially reasonable efforts to offer to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other person may assert under Regulatory Law (as hereinafter defined) with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as expeditiously possible (and in any event shall use commercially reasonable efforts to cause the Closing to occur within six (6) months from the date of this Agreement), including, without limitation (A) proposing, negotiating, committing to and, subject to the Closing, effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or its subsidiaries or affiliates or of the Company or its subsidiaries and (B) otherwise taking or committing to take actions that after the Closing Date would limit the freedom of Parent or its subsidiaries’ (including the Surviving Corporation’s) or affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing and (iv) subject to applicable legal limitations and the instructions of any Governmental Authority, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications between the Company or Parent, as the case may be, or any of their respective subsidiaries, and any Third Party or any Governmental Authority with respect to such transactions. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate.
          (d) In furtherance and not in limitation of the covenants of the parties contained in this Section 7.07, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law (as hereinafter defined), each of the Company and Parent shall cooperate in all respects with each other and shall use their respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.07 shall limit a party’s right to terminate this Agreement pursuant to Section 9.01(b) or 9.01(c) so long as such party has, prior to such termination, complied with its obligations under this Section 7.07.
          (e) For purposes of this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, (ii) preserve or promote diversity of media ownership or (iii) protect the national security or the national economy of any nation.
          (f) Public Announcements. The parties hereto agree that no public release or announcement concerning the transactions contemplated by this Agreement or the Merger shall be issued by a party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance. The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.
          (g) De-Listing. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq and any other exchanges on which the common stock of the Company is listed to enable the delisting by the Surviving Corporation of the Company Common Shares from Nasdaq and any other exchanges on which the Company Common Shares is listed and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after the Merger Effective Time.

          (h) Stockholder Litigation. The Company shall give the Buyer Parties the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the Buyer Parties’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
ARTICLE VIII
CONDITIONS TO THE MERGER
          Section 8.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) of the following conditions:
          (a) The Company Stockholder Approval shall have been obtained by the Company.
          (b) (i) Any applicable waiting period (and any extension thereof) under the HSR Act required for the consummation of the Merger shall have expired or been terminated and (ii) any waiting period under any antitrust or competition Laws of any other applicable jurisdiction required for the consummation of the Merger shall have expired or been terminated and all other foreign antitrust and competition approvals required to consummate the Merger shall have been obtained (collectively, the “Foreign Antitrust Laws and Approvals”), but only if, in the case of Foreign Antitrust Laws and Approvals, such Foreign Antitrust Laws and Approvals (A) if not expired, terminated or obtained would have a material suspensory effect, (B) if not obtained would reasonably be expected to result in material limitations on the ownership or operation by Parent of the assets of Parent, its Subsidiaries or the Surviving Corporation or (C) if not obtained, would subject Parent or Purchaser to the payment of a material fine or penalty.
          (c) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Merger illegal or prohibiting the consummation of the Merger.
          Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing of the following additional conditions:
          (a) The representations and warranties of the Company contained in this Agreement that (i) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties (other than the representation in clause (b) of Section 4.08) does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (b) The Company shall have performed, in all material respects, all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Merger Effective Time.
          (c) The Company shall have delivered to Parent a certificate, dated the date of the Merger Effective Time, signed by an officer of the Company, and certifying as to the satisfaction by the Company, of the applicable conditions specified in Sections 8.02(a) and 8.02(b).
          (d) The Company shall have furnished to Parent a certification in accordance with Treas. Reg. § 1.1445-2(c)(3) certifying that stock in the Company is not a United States real property interest because the Company is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, substantially in the form attached hereto as Exhibit C.
          Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) of the following additional conditions:
          (a) The representations and warranties of Parent and Merger Sub in this Agreement that (i) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties) does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
          (b) Parent shall have performed, in all material respects, all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Merger Effective Time.
          (c) Parent shall have delivered to the Company a certificate, dated the date of the Merger Effective Time, signed by an officer of Parent and certifying as to the satisfaction of the conditions specified in Sections 8.03(a) and 8.03(b).
          Section 8.04 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.07.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
          Section 9.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time by action taken or authorized by the Company Board, or members of the terminating party or parties, notwithstanding any requisite approval of the Merger by the stockholders of the Company, and whether before or after the stockholders of the Company have approved the Merger at the Company Stockholders’ Meeting, as follows (the date of any such termination, the “Termination Date”):
          (a) by mutual written consent of Parent and the Company;
          (b) by either Parent or the Company if the Merger Effective Time shall not have occurred on or before February 25, 2008 (the “Outside Date”); provided that, if the Marketing Period shall have commenced, but has not ended, on or before such date, then the Outside Date shall be extended until the earlier of (x) the seventh (7th) Business Day after the final day of the Marketing Period and (y) April 2, 2008; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Merger Effective Time to occur on or before such date;
          (c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which, in either such case, has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger (“Governmental Order”); provided, however, that the terms of this Section 9.01(c) shall not be available to any party unless such party shall have used its commercially reasonable efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger;
          (d) by Parent if each of it and Merger Sub is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of the Company herein are or become untrue or incorrect such that the condition set forth in Section 8.02(a) would be incapable of being satisfied by the Outside Date, or (ii) there has been a breach on the part of the Company of its covenants or agreements herein such that the condition set forth in Section 8.02(b) would be incapable of being satisfied by the Outside Date;
          (e) by the Company if it is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of Parent and Merger Sub herein are or become untrue or inaccurate such that the condition set forth in Section 8.03(a) would be incapable of being satisfied by the Outside Date; (ii) there has been a breach on the part of Parent and Merger Sub or any of their respective covenants or agreements herein such that the conditions set forth in Section 8.03(b) would be incapable of being satisfied by the Outside Date; or (iii) the conditions set forth in

Section 8.01 and Section 8.02 have been satisfied (other than those conditions that are not satisfied due to Parent’s or Merger Sub’s failure to satisfy its obligations under this Agreement) but Parent has failed to obtain the Financing or consummate the Merger as contemplated by Section 2.04 by the third (3rd) Business Day after the final day of the Marketing Period;
          (f) by the Company or Parent if the Company Stockholder Approval is not obtained at the Company Stockholders’ Meeting;
          (g) by Parent if the Company Board shall have (i) effected a Company Change in Recommendation, (ii) publicly recommended or approved any Company Acquisition Proposal, (iii) failed to include in the Proxy Statement the Company Recommendation or a statement to the effect that the Company Board has determined and believes that the Merger is in the best interests of the Company’s stockholders, or (iv) formally approved or recommended to the Company’s stockholders a Company Acquisition Proposal other than as expressly permitted under Section 7.03; or
          (h) by the Company in accordance with, and subject to the terms and conditions of Section 7.03.
          The party desiring to terminate this Agreement shall give written notice of such termination to the other parties.
          Section 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto except that the Limited Guaranty referred to in Section 5.07 and the provisions of Sections 7.02(b), this Section 9.02, Section 9.03 and Article IX shall survive any such termination); provided, however, that nothing herein shall relieve any party hereto from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.
          Section 9.03 Fees and Expenses.
          (a) Except as otherwise set forth in this Section 9.03, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.
          (b) If this Agreement is terminated:
               (i) by Parent pursuant to Section 9.01(g)(ii) or Section 9.01(g)(iv) or the Company pursuant to Section 9.01(h), then the Company shall pay to Parent the Termination Fee (unless the Termination Fee is the Go-Shop Termination Fee, in which case the Company shall pay the Go-Shop Termination Fee); or
               (ii) (A) (1) by Parent or the Company pursuant to Section 9.01(f) and, prior to the Company Stockholders’ Meeting, a Company Acquisition

Proposal shall have been publicly announced and shall not have been publicly withdrawn as of the date five (5) Business Days prior to the date of the Company Stockholders’ Meeting, or (2) by Parent pursuant to Section 9.01(d), Section 9.01(g)(i) or Section 9.01(g)(iii) and, at or prior to the date of termination, a Company Acquisition Proposal shall have been publicly disclosed or announced, and not withdrawn, and (B) on or prior to the one year anniversary of the date of the termination of this Agreement, the Company enters into a definitive agreement to consummate, or consummates, a Company Acquisition Proposal, then the Company shall pay to Parent the Termination Fee (unless the Termination Fee is the Go-Shop Termination Fee, in which case the Company shall pay the Go-Shop Termination Fee). (For purposes of this Section 9.03(b)(ii), references to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be references to 50%); or
          (iii) by Parent pursuant to Sections 9.01(d), (g) or (h), the Company shall pay to Parent the aggregate amount of all reasonable and documented out-of-pocket fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) actually incurred by or on behalf of Parent on or prior to the date of such termination in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger up to a maximum amount of $7,900,000.00 in the aggregate (the “Parent Expenses”). Payment of the Parent Expenses shall be made within three (3) Business Days after Parent provides the Company with appropriate documentation of such fees and expenses.
          (c) In the event of termination of this Agreement by Parent, the Termination Fee shall be paid by the Company as directed by Parent in writing in immediately available funds within three (3) Business Days after the date of the event giving rise to the obligation to make such payment. In the event of termination of this Agreement by the Company, the Termination Fee shall be paid by the Company within two (2) Business Days after the date of termination as directed by Parent in writing in immediately available funds.
          (d) If this Agreement is terminated by the Company pursuant to (i) Section 9.01(e)(i) or Section 9.01(e)(ii) and at the time of such termination there is no state of facts or circumstances that would reasonably be expected to cause the conditions in Section 8.01, Section 8.02(a) or Section 8.02(b) not to be satisfied on the Outside Date, or (ii) Section 9.01(e)(iii), then Parent shall pay to the Company the Parent Termination Fee within three (3) Business Days after the date of termination.
          (e) If this Agreement is terminated by the Company pursuant to Section 9.01(e), then Parent shall pay to the Company the aggregate amount of all reasonable and documented out-of-pocket fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) actually incurred by or on behalf of the Company on or prior to the date of such termination in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger up to a maximum amount of $7,900,000.00 in the aggregate (the “Company

Expenses”). Payment of the Company Expenses shall be made within three (3) Business Days after the Company provides Parent with appropriate documentation of such fees and expenses.
          (f) The parties agree and understand that payment of the Parent Termination Fee and/or the Company Expenses (as the case may be) shall constitute liquidated damages in a reasonable amount that will compensate the Company, and that payment of the Termination Fee and/or the Parent Expenses (as the case may be) shall constitute liquidated damages in a reasonable amount that will compensate the Buyer Parties, in each case, for the respective efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.
               (i) Notwithstanding anything to the contrary in this Agreement, the Company’s right to terminate and receive the Parent Termination Fee and/or Company Expenses (as the case may be) shall be the sole and exclusive remedy of the Company against Parent, Merger Sub, Guarantor and their respective Representatives (including their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents) for the loss or damage suffered as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement by Parent or Merger Sub and the failure of the transactions contemplated hereby to be consummated, and upon payment of such amount, none of Parent, Merger Sub, Guarantor or any of their respective Representatives (including their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents) shall have any further liability or obligation relating to or arising out of this Agreement, the Limited Guaranty or the transactions contemplated hereby or thereby. In no event, whether or not this Agreement shall have been terminated, shall the Company be entitled to monetary damages in excess of $23,700,000.00 in the aggregate, inclusive of the Parent Termination Fee, if applicable, for all losses and damages arising from or in connection with breaches of this Agreement by Parent or Merger Sub or otherwise relating to or arising out of this Agreement or the transactions contemplated by this Agreement.
               (ii) Upon the Parent Termination Fee becoming payable under this Section 9.03, the amount of the Parent Termination Fee to be paid by Parent shall be reduced by any amounts of Company Expenses previously paid by Parent to the Company.
               (iii) Notwithstanding anything to the contrary in this Agreement, the Parent’s right to terminate and receive the Parent Expenses and/or the Termination Fee, or, alternatively, as applicable, the Go-Shop Termination Fee, (as the case may be) shall be the sole and exclusive remedy of the Parent or Merger Sub against the Company and its respective Representatives (including their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents) for the loss or damage suffered as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement by the Company and the failure of the transactions contemplated hereby to be consummated, and upon payment of such amount, none of the Company or its respective Representatives (including their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents) shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby or thereby. In no event, whether or not this Agreement shall have been terminated, shall Parent be entitled to monetary damages in excess of $23,700,000.00 in the aggregate, inclusive of the Termination Fee, or alternatively, if applicable, the Go-Shop Termination Fee, if applicable, for all losses and damages arising from or in connection with breaches of this Agreement by the Company or otherwise relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Upon the Termination Fee, or, alternatively, if applicable, the Go-Shop Termination Fee, becoming payable under this Section 9.03, the amount of the Termination Fee or the Go-Shop Fee (as the case may be) to be paid by the Company shall be reduced by any amounts of Parent Expenses previously paid by the Company to Parent.
                    (g) Each of the Company and Parent acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Termination Fee or the Parent Fees when due or Parent shall fail to pay the Company Expenses or the Parent Termination Fee when due, and the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.03. If payable, none of the Termination Fee, the Company Expenses, the Parent Termination Fee or the Parent Expenses shall be payable more that once pursuant to this Agreement.
                    Section 9.04 Waiver. At any time prior to the Merger Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent and Merger Sub). The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X
GENERAL PROVISIONS
          Section 10.01 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Merger Effective Time.
          Section 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):
if to Parent or Merger Sub:
GG Holdings I, Inc.
c/o Genstar Capital, L.P.
Four Embarcadero Center, Suite 1900
San Francisco, CA 94111-4191
Telecopier No: (415) 834-2383
Attention: Jean-Pierre L. Conte
with a copy to:
Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022
Telecopier No: (212) 751-4864
Attention: Charles Nathan, Esq.
and
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111
Telecopier No: (415) 395-8095
Attention: Scott R. Haber, Esq.

if to the Company:
PRA International
12120 Sunset Hills Road, Suite 600
Reston, VA 20190
Telecopier No: (703) 464-6305
Attention: Terrance J. Bieker,
          Chief Executive Officer
with copies to:
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019
Telecopier No: (212) 259-6333
Attention: Morton A. Pierce, Esq.
          Chang-Do Gong, Esq.
          Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or the application of this Agreement to any person or circumstance is invalid or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
          Section 10.04 Amendment. This Agreement may be amended by the parties hereto by action taken by their respective board of directors (or similar governing body or entity) at any time prior to the Merger Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of the Nasdaq, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
          Section 10.05 Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, the Voting Agreement, the Limited Guaranty and the Disclosure Schedules, constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).
          Section 10.06 Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations covenants, terms, conditions and undertakings of the Merger Sub under this agreement in accordance with the terms hereof including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Merger Effective Time.
          Section 10.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Article II and Section 7.05 (which are intended to be for the benefit of the persons covered thereby or the persons entitled to payment thereunder and may be enforced by such persons).
          Section 10.08 Governing Law; Forum.
          (a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.
          (b) Except as set out below, each of the Company, Parent and Merger Sub hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Company, Parent and Merger Sub agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.02 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.
          Section 10.09 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.
          Section 10.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
          Section 10.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
          Section 10.12 Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

          IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GG HOLDINGS I, INC.

By	/s/ Robert J. Weltman Name: Robert J. Weltman Title: Vice President, Secretary and Treasurer

GG MERGER SUB I, INC.

By	/s/ Robert J. Weltman

Name: Robert J. Weltman Title: Vice President, Secretary and Treasurer

PRA INTERNATIONAL

By	/s/ Terence J. Bieker

Name: Terence J. Bieker Title: Chief Executive Officer